BLACKHAWK BIOFUELS, LLC
22 South Chicago Avenue
Freeport, Illinois  61032
(815) 235-2461

December 13, 2006

VIA EDGAR and BY FAX TO (202) 772-9202

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. John Stickel, Attorney Advisor
Division of Corporation Finance

Re:                               Blackhawk Biofuels, LLC
Registration Statement on Form SB-2
File No. 333-136353

Ladies and Gentlemen:

The undersigned, Blackhawk Biofuels, LLC, a Delaware limited liability company (the “Registrant”), respectfully requests that the effective date of its Registration Statement on Form SB-2 (File No. 333-136353) be accelerated and that such Registration Statement become effective at 1:00 P.M., Washington, D.C. time on December 15, 2006, or as soon thereafter as practicable.

The Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing request or require any additional information regarding the Registration Statement, please contact our counsel, Dean R. Edstrom, of Lindquist & Vennum PLLP, at 612-371-3955 or dedstrom@lindquist.com.

Thank you for your assistance.

Very truly yours,

BLACKHAWK BIOFUELS, LLC

By:	/S/ Ronald Mapes

Ronald Mapes, Chair